SCHEDULE 13G

Amendment No. 1
Dravo Corporation
common stock
Cusip # 261471106
Filing Fee: No


Cusip # 261471106
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   None
Item 6:   None
Item 7:   None
Item 8:   None
Item 9:   None
Item 11:  0.00%
Item 12:  HC




Cusip # 261471106
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:
###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   None
Item 8:   None
Item 9:   None
Item 11:  0.00%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).    Name of Issuer:

         Dravo Corporation

Item 1(b).    Name of Issuer's Principal Executive Offices:

         3600 One Oliver Plaza, 901
         Pittsburgh, PA  15222-2651

Item 2(a).    Name of Person Filing:

         FMR Corp.

Item 2(b).    Address or Principal Business Office or, if None,
Residence:

         82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).    Citizenship:

         Not applicable

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         261471106

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).  (Note:  See Item 7).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:    None

         (b)  Percent of Class:   0.00%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:
    None

              (ii)  shared power to vote or to direct the vote:
    None

              (iii) sole power to dispose or to direct the
disposition of:    None

              (iv)  shared power to dispose or to direct the
disposition of:    None




Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of any of the class of securities, check the following (X).

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Inasmuch as the reporting persons are no longer the beneficial owners of any of the number of shares outstanding, the reporting persons have no further reporting obligation under section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 11, 1994
Date



    /S/Arthur S. Loring
Signature



    Arthur S. Loring, Vice
President
Name/Title